Filed by Misonix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Solsys Medical, LLC

Commission File No.: 001-10986

May 8, 2019

MISONIX REPORTS FISCAL 2019 THIRD QUARTER

REVENUE OF $9.6 MILLION

FARMINGDALE, N.Y. (May 8, 2019) – Misonix, Inc. (NASDAQ: MSON) (“Misonix” or the “Company”), a provider of minimally invasive therapeutic ultrasonic medical devices that enhance clinical outcomes, today reported financial results for the fiscal 2019 third quarter ended March 31, 2019 as summarized below:

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2019	2018	2019	2018

Revenue	$9,556,590	$12,439,132	$29,094,208	$28,043,700
Gross Profit	$6,755,019	$9,807,239	$20,494,014	$20,768,627
GP Percentage - product revenue	70.7%	68.8%	70.4%	69.7%
Pretax (loss) income	$(1,589,681)	$2,239,115	$(5,040,998)	$(587,378)
Net (loss) income	$(1,589,681)	$2,239,115	$(5,040,998)	$(5,830,800)

EBITDA (1)	$(1,176,610)	$2,576,621	$(3,860,792)	$459,133
Adjusted EBITDA (1)	$(89,638)	$3,983,217	$(193,326)	$4,438,049

	March 31,	June 30,
	2019	2018
Long Term Debt	$—	$—
Cash and cash equivalents	$9,012,220	$10,979,455

(1)	Definitions and disclosures regarding non-GAAP financial information including reconciliations are included on page 6 of this press release.

Stavros Vizirgianakis, President and Chief Executive Officer of Misonix stated, “We are pleased with the ongoing momentum across our wound and surgical businesses in the fiscal third quarter and with the direction in which we are headed. Excluding non-recurring license fee revenue, product revenue growth in excess of 21% for the first nine months of fiscal 2019 is pacing in line with our prior guidance and we continue to maintain a healthy gross margin on product sales of approximately 70%. The impact of the success of our strategies regarding our go-to-market, operations and logistics, new product development, geographic market penetration and resource utilization initiatives is once again evidenced in our results and in the progress we are making towards positioning Misonix for sustainable growth.

“Robust consumables and equipment sales resulted in product revenue growth of over 13% for the third quarter, when excluding $4.0 million in license fee revenue from our Chinese partner recorded in the comparable prior year period. The overall financial benefits of our initiatives focused on shifting our sales mix toward higher margin products are becoming more visible as reflected by the 17% year-over-year increase in third quarter consumables revenue, including domestic and international consumables sales growth of 12% and 29%, respectively. While third quarter domestic equipment sales were challenged, as was expected given the introduction of Nexus later this year, international equipment sales continued to grow at over 10% versus the prior year period.

“During the third quarter, we made further progress in bringing Nexus, our new ultrasonic surgical platform, to market on the back of its unveiling at the NASS Conference, and we expect that we will be able to begin booking sales in mid-2019, subject to FDA approval of our 510(k) application. We believe Nexus holds great potential serving as an additional growth engine and opening cross-selling opportunities and broadening our range of procedures by presenting surgeons with a powerful tool to remove hard and soft tissue with greater control, accuracy and efficiency.

“Last week we announced the acquisition of Solsys Medical in an all-stock transaction that squarely meets our criteria in terms of advancing Misonix’s goals for growth and the enhancement of shareholder value. This merger creates a platform enterprise with meaningful revenue scale and commercial reach. The combined entity will have dedicated wound and surgical sales forces with over 130 resources and is expected to generate pro-forma annual revenues in excess of $80 million in the first year following the completion of the transaction. This transformative transaction is consistent with our prior messaging and furthers our commitment to provide a compelling value proposition to healthcare practitioners and patients by offering innovative and highly complementary products and solutions, which we are confident, will translate to strong financial results for our shareholders. Upon closing, we look forward to leveraging the momentum Solsys Medical has in key markets across wound care and the additional options TheraSkin provides to address complex wounds.

“We reiterate our guidance for product revenue growth of 20% for full fiscal year 2019, and for gross profit margins of 70%. Going forward, we believe that the direction we are headed in will enable us to meet our goal of enhancing long-term shareholder value as we move through the balance of fiscal 2019 and beyond.”

Sales Performance Supplemental Data

	For the three months ended
	March 31,		Net change
	2019	2018	$	%
Total
Consumables	$6,870,398	$5,898,937	$971,461	16.5%
Equipment	2,686,192	2,530,195	155,997	6.2%
Total Product	9,556,590	8,429,132	1,127,458	13.4%
License	—	4,010,000	(4,010,000)	-100.0%
Total	$9,556,590	$12,439,132	$(2,882,542)	-23.2%

Domestic:
Consumables	$4,862,308	$4,340,759	$521,549	12.0%
Equipment	547,470	590,269	(42,799)	-7.3%
Total	$5,409,778	$4,931,028	$478,750	9.7%

International:
Consumables	$2,008,090	$1,558,178	$449,912	28.9%
Equipment	2,138,722	1,939,926	198,796	10.2%
Total	$4,146,812	$3,498,104	$648,708	18.5%

License	$—	$4,010,000	$(4,010,000)	100.0%

Joe Dwyer, Chief Financial Officer, added, “Our fiscal 2019 third quarter results marked another period of strong product revenue growth for Misonix, while showcasing our ability to maintain a healthy gross profit margin, balance sheet and liquidity position.

“The initiatives we implemented during the first half of the year began to take hold in the fiscal third quarter and are helping us to eliminate inefficiencies across our enterprise-wide operations allowing us to successfully and efficiently meet the increasing demand, particularly in our consumables, and to best position us to fully maximize the potential of our next generation of ultrasonic products. In addition, we are already working with our operating teams to develop a comprehensive integration plan that will ensure a smooth transition of Solsys Medical onto our platform, which will enable us to more quickly realize the value of this compelling combination for our patients and our shareholders.

“Looking ahead, we have the capital flexibility we need on the back of the Solsys Medical acquisition to continue to support and invest in our products and in our people, and to diligently and effectively pursue new opportunities.”

Fiscal Third Quarter 2019 Conference Call

Misonix will host a conference call and webcast today, Wednesday, May 8, 2019, at 4:30 p.m. ET to discuss its financial results and operations and host a question and answer session. The dial in number for the audio conference call is 800-458-4121 (domestic) or 323-794-2093 (international), conference ID 2734632. Participants may also listen to a live webcast of the call at the Company’s website through the “Events and Presentations” section under “Investor Relations” at www.misonix.com. Following its completion, a replay of the webcast will be available for 30 days on the Company’s website, www.misonix.com.

About Misonix, Inc.

Misonix, Inc. (NASDAQ: MSON) designs, manufactures and markets ultrasonic medical devices for the precise removal of hard and soft tissue, including bone removal, wound debridement and ultrasonic aspiration. Misonix is focused on leveraging its proprietary ultrasonic technology to become the standard of care in operating rooms and clinics around the world. Misonix’s proprietary ultrasonic medical devices are used in a growing number of medical procedures, including spine surgery, neurosurgery, orthopedic surgery, cosmetic surgery, laparoscopic surgery, and other surgical and medical applications. At Misonix, Better Matters to us. That is why throughout the Company’s history, Misonix has maintained its commitment to medical technology innovation and the development of ultrasonic surgical products that radically improve patient outcomes. Additional information is available on the Company’s web site at www.misonix.com.

Safe Harbor Statement

With the exception of historical information contained in this press release, content herein may contain “forward looking statements” that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Investors are cautioned that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the statements made. These factors include the ability to satisfy the conditions to closing of the transactions (the “Transactions”) with Solsys Medical, LLC (“Solsys”), on the expected timing or at all, the occurrence of any event that could give rise to the termination of the merger agreement with Solsys, the risk of stockholder litigation relating to the Transactions, including resulting expense or delay, higher than expected or unexpected costs associated with or relating to the Transactions, the risk that expected benefits, synergies and growth prospects of the Transactions may not be achieved in a timely manner, or at all, the risk that Solsys’s business may not be successfully integrated with Misonix following the closing, the risk that Misonix and Solsys will be unable to retain and hire key personnel, the risk that disruption from the Transactions may adversely affect Misonix’s or Solsys’s business and relationships with their customers, suppliers or employees, general economic conditions, delays and risks associated with the performance of contracts, risks associated with international sales and currency fluctuations, uncertainties as a result of research and development, acceptable results from clinical studies, including publication of results and patient/procedure data with varying levels of statistical relevancy, risks involved in introducing and marketing new products, potential acquisitions, consumer and industry acceptance, litigation and/or court proceedings, including the timing and monetary requirements of such activities, the timing of finding strategic partners and implementing such relationships, regulatory risks including approval of pending and/or contemplated 510(k) filings, the ability to achieve and maintain profitability in the Company’s business lines, the impact of the pending investigation by the Department of Justice and Securities Exchange Commission, and other factors discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The Company disclaims any obligation to update its forward-looking statements.

Contact:
Joe Dwyer	Joseph Jaffoni, Norberto Aja, Jennifer Neuman
Chief Financial Officer	JCIR
Misonix, Inc.	212-835-8500 or mson@jcir.com
631-694-9555

Misonix, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2019	2018	2019	2018

Revenues
Product	$9,556,590	$8,429,132	$29,094,208	$24,033,700
License	—	4,010,000	—	4,010,000
Total revenue	9,556,590	12,439,132	29,094,208	28,043,700

Cost of goods sold	2,801,571	2,631,893	8,600,194	7,275,073
Gross profit	6,755,019	9,807,239	20,494,014	20,768,627
Operating expenses:
Selling expenses	4,414,710	4,447,421	13,950,357	11,937,649
General and administrative expenses	2,512,510	1,925,086	8,043,078	6,879,077
Research and development expenses	1,426,483	1,199,895	3,570,468	3,058,374
Total operating expenses	8,353,703	7,572,402	25,563,903	21,875,100
(Loss) income from operations	(1,598,684)	2,234,837	(5,069,889)	(1,106,473)

Other income (expense):
Interest income	22,653	9,074	59,708	9,131
Royalty income	—	916	—	525,438
Other	(13,650)	(5,712)	(30,817)	(15,474)
Total other income	9,003	4,278	28,891	519,095

(Loss) income from operations before income taxes	(1,589,681)	2,239,115	(5,040,998)	(587,378)

Income tax expense	—	—	—	5,243,422
Net (loss) income	$(1,589,681)	$2,239,115	$(5,040,998)	$(5,830,800)

Net (loss) income per share:
Basic	$(0.17)	$0.24	$(0.55)	$(0.65)
Diluted	$(0.17)	$0.23	$(0.55)	$(0.65)

Weighted average shares - Basic	9,390,665	9,028,506	9,245,879	8,999,938
Weighted average shares - Diluted	9,390,665	9,549,144	9,245,879	8,999,938

Misonix, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	March 31,	June 30,
	2019	2018
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,012,220	$10,979,455
Accounts receivable, less allowance for doubtful accounts of $160,000 and $200,000, respectively	5,333,839	5,245,549
Inventories, net	6,332,586	5,019,886
Prepaid expenses and other current assets	864,452	611,647
Total current assets	21,543,097	21,856,537

Property, plant and equipment, net of accumulated amortization and depreciation of $10,097,703 and $9,023,235, respectively	4,394,548	4,188,378
Patents, net of accumulated amortization of $1,169,131 and $1,063,393, respectively	779,621	757,447
Goodwill	1,701,094	1,701,094
Contract assets	960,000	—
Intangible and other assets	433,842	517,295
Total assets	$29,812,202	$29,020,751

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,521,657	$1,794,098
Accrued expenses and other current liabilities	2,325,023	2,411,172
Deferred income	3,995	13,303
Total current liabilities	5,850,675	4,218,573

Non current liabilities	401,000	401,000
Total liabilities	$6,251,675	$4,619,573
Commitments and contingencies
Shareholders’ equity:
Common stock, $.01 par value-shares authorized 40,000,000; 9,641,103 and 9,430,466 shares issued and outstanding in each period	96,411	94,305
Additional paid-in capital	43,011,214	39,772,973
Accumulated deficit	(19,547,098)	(15,466,100)
Total shareholders’ equity	23,560,527	24,401,178

Total liabilities and shareholders’ equity	$29,812,202	$29,020,751

Use of Non-GAAP Financial Measures

The Company has presented the following non-GAAP financial measures in this press release: EBITDA and Adjusted EBITDA. The Company defines EBITDA as the net income (loss) as reported under GAAP, plus depreciation and amortization expense, interest expense and income tax expense (benefit). The Company defines Adjusted EBITDA as EBITDA plus non-cash stock compensation expense and engineering costs associated with its development of Nexus, its next generation platform, which will not be a recurring cost when the project is completed in the second half of fiscal 2019.

We present these non-GAAP measures because we believe these measures are useful indicators of our operating performance. Our management uses these non-GAAP measures principally as a measure of our operating performance and believes that these measures are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate the operating performance of companies in our industry. We also believe that these measures are useful to our management and investors as a measure of comparative operating performance from period to period.

Misonix, Inc. and Subsidiaries

Reconciliation of GAAP Results to Non-GAAP Measures
(unaudited)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2019	2018	2019	2018
EBITDA:
Net (loss) income	$(1,589,681)	$2,239,115	$(5,040,998)	$(5,830,800)
Depreciation and amortization	413,071	337,506	1,180,206	1,046,511
Income tax expense	—	—	—	5,243,422
EBITDA	(1,176,610)	2,576,621	(3,860,792)	459,133

Non-cash stock compensation	384,589	611,126	1,889,175	2,081,021
Nexus next generation engineering	702,383	795,470	1,778,291	1,897,895
Adjusted EBITDA	$(89,638)	$3,983,217	$(193,326)	$4,438,049